Exhibit 99.1

Nano Dimension Initiates Review of Strategic Alternatives to Maximize Shareholder Value and Announces Executive Leadership Change

Company Retains Guggenheim Partners and Houlihan Lokey as Financial Advisors

Waltham, Massachusetts, September 9, 2025 -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in digital manufacturing solutions, today announced that its Board of Directors has initiated a process to explore and evaluate a comprehensive range of strategic alternatives to reinforce the Company’s commitment to maximize shareholder value. To assist in this process, the Board has engaged Guggenheim Partners and Houlihan Lokey as its exclusive financial advisors. The Company also announced an executive leadership change, as it has removed Ofir Baharav from his position, and David S. Stehlin, who joined the Board in February 2025, has assumed the role of Chief Executive Officer.

“I am honored to lead Nano Dimension at this critical moment and provide a clear direction for our future. It is my priority to ensure transparency and build trust with our customers, investors and employees.” said Dave Stehlin, the new Chief Executive Officer. “I recognize that Nano Dimension has been going through a very challenging period, but we now have a strong understanding of the value we can unlock through a clear focus on fiscal responsibility and targeted growth opportunities. I have been very impressed by the Nano Dimension team as their expertise and commitment to this exciting company and industry gives me added confidence that we can make a measurable difference in the multiple, forward leaning and strategic industry segments that are leading the digital manufacturing revolution.”

“On behalf of the Board of Directors, we have full confidence in Dave’s ability to lead Nano Dimension at this critical time.” said Robert Pons, Chairman of the Board. “Dave’s proven track record of value creation and deep and broad technology industry expertise will be invaluable as we navigate this transition and pursue a path to maximize shareholder value through our strategic review process.”

Mr. Stehlin brings more than 40 years of technology leadership, with a strong track record of leading both public and private companies as Chief Executive Officer, developing and implementing winning strategies, and successfully executing on M&A initiatives. He has significant expertise in overcoming technology and operational challenges in rapidly changing markets and has a proven ability to build value through sustained revenue and profit growth in complex and multi-national environments. He holds a Bachelor of Science degree from the U.S. Naval Academy in Annapolis, MD, and an M.B.A. from National University in San Diego, CA. Prior to his business career Dave was a Captain in the U.S. Marine Corps.

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Contacts:

Investors: Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media: Samuel Manning

Principal Manager, External Communications

press@nano-di.com